

SECUR 07005941 SSION

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NB 3/28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revolution Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Sussman 603-434-3594 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Ave. (Address) Needham Heights (City) MA (State) 02494 (Zip Code)

PROCESSED
APR 03 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR 0 2007
WASH. D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Lavallee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revolution Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

LAUREN ALFORD
Notary Public, Massachusetts
My Commission Expires January 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 28 day of Feb, 07, before me, the undersigned notary public personally appeared David Lavallee (name of document signer), proved to me through satisfactory evidence of identification, which were MA DL, to be the person whose name is signed on the preceding or attached document in my presence.

(official signature and seal of notary)
My commission expires Jan 31, 2014

REVOLUTION PARTNERS, LLC

Financial Statements

For the Years Ended December 31, 2006 and 2005

REVOLUTION PARTNERS, LLC
Financial Statements
For the Years Ended December 31, 2006 and 2005

Contents ***Page(s)***

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Revolution Partners, LLC
Boston, MA

We have audited the accompanying balance sheets of Revolution Partners, LLC as at December 31, 2006 and 2005, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Partners, LLC as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the income statement schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The income statement schedules and the computation of net capital have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 1, 2007

REVOLUTION PARTNERS, LLC
Balance Sheet
As at December 31, 2006 and 2005

	2006	2005
ASSETS		
Current assets:		
Cash	$7,370,546	$ 986,071
Accounts receivable	466,004	215,531
Total current assets	7,836,550	1,201,602
Property and equipment, net	156,935	78,148
Other assets:		
Investments, at cost	101,380	115,500
Security deposits	56,500	67,000
Total other assets	157,880	182,500
Total Assets	$8,151,365	$1,462,250
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 110,418	$ 1,641
Accrued expenses	5,958,636	536,846
Accrued profit-sharing contribution	305,182	206,228
Total current liabilities	6,374,236	744,715
Equity:		
Members' equity	1,777,129	717,535
Total Liabilities and Members' Equity	$8,151,365	$1,462,250

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Income
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue	$14,243,581	$4,919,441
Operating expenses	12,409,366	3,455,035
Income from operations	1,834,215	1,464,406
Other income	808,450	4,860
Net income	$ 2,642,665	$1,469,266

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC

Statement of Members' Equity

For the Years Ended December 31, 2006 and 2005

Balance at December 31, 2004	$ 767,166
Members' distributions	(1,518,897)
Net income	1,469,266
Balance at December 31, 2005	717,535
Members' distributions	(1,828,071)
Members' contributions	245,000
Net income	2,642,665
Balance at December 31, 2006	$ 1,777,129

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	*2005*
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$2,642,665	$1,469,266
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	37,760	27,849
Loss on disposal of equipment	-	4,319
Gain on sale of investments	(712,914)	-
Non-cash compensation	(200,000)	-
Decrease (increase) in operating assets:		
Accounts receivable	(250,473)	75,744
Increase (decrease) in operating liabilities:		
Accounts payable	108,776	(118,826)
Accrued expenses	5,421,790	(1,144,100)
Accrued profit-sharing contribution	98,953	50,602
Net Cash Provided by Operating Activities	7,146,557	364,854
CASH FLOWS FROM INVESTING ACTIVITIES		
Security deposit refund received	19,000	19,000
Security deposit paid	(8,500)	-
Purchases of property and equipment	(116,546)	(30,796)
Purchase of investments	(30,000)	-
Proceeds from sale of investments	957,035	-
Net Cash Provided by (Used in) Investing Activities	820,989	(11,796)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions	245,000	-
Members' distributions	(1,828,071)	(1,518,897)
Net Cash Used in Financing Activities	(1,583,071)	(1,518,897)
Net Increase (Decrease) in Cash	6,384,475	(1,165,839)
Cash at Beginning of Period	986,071	2,151,910
Cash at End of Period	$7,370,546	$ 986,071

See Accompanying Notes to Financial Statements

1. Nature of Business

Revolution Partners, LLC (the "Company") is a technology investment banking boutique with offices located in Boston, Los Angeles and San Francisco. The Company specializes in mergers and acquisitions and private capital fundraising.

2. Summary of Significant Accounting Policies

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2006 and 2005, bad debt expense was \$100,481 and \$35,836, respectively. As at December 31, 2006, management believes that all accounts receivable are collectible.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any remaining gain or loss is reflected as income or expense. The cost of maintenance and repairs is charged to expense when incurred.

Investments
The Company classifies investments as available-for-sale securities. Management has elected to record these investments at cost as fair market values are generally difficult to determine. Accordingly, there are no unrealized gains or losses recorded in the financial statements. Realized gain on sale of securities is recognized as other revenue.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

2. *Summary of Significant Accounting Policies (continued)*

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2006	2005
Furniture and fixtures	7 years	$ 72,270	$ 36,784
Computer equipment	3 - 5 years	183,683	102,623
		255,953	139,407
Less accumulated depreciation		(99,018)	(61,259)
		$ 156,935	$ 78,148

Depreciation expense totaled $37,760 and $27,849 for the years ended December 31, 2006 and 2005, respectively.

4. *Investments*

The Company periodically receives warrants and stock options from clients in addition to fees for services rendered. The warrants and options carry varying exercise prices and expiration dates, but generally do not have readily determinable values. Accordingly, these securities are carried at zero cost in the financial statements. The Company did not exercise any warrants or options during the years ended December 31, 2006 and 2005.

5. Leases

The Company leases its facilities and certain equipment under operating lease agreements expiring at various dates through 2009. At December 31, 2006, the Company's annual future minimum payments required under these leases are as follows:

2007	$ 422,819
2008	432,510
2009	172,709
Total	$1,028,038

Rental expense under all operating leases was approximately $411,423 and $247,316 for the years ended December 31, 2006 and 2005, respectively.

6. Concentrations

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

7. 401(k) Plan

The Company maintains a 401(k) plan (the "Plan") for its employees. An employee of the Company becomes eligible to participate in the Plan on the first day of the month following their first month of employment and having attained the age of 21. The Company may make matching and discretionary contributions to the Plan on the behalf of its employees. The Company did not make any matching contributions for the years ended December 31, 2006 and 2005. However, the Company made discretionary contributions for the years ended December 31, 2006 and 2005, of $305,182 and $206,228, respectively.

8. Non-Cash Investing and Financing Transactions

Non-cash investing and financing activities for the year ended in December 31, 2006 consist of stock acquired as compensation for services valued at $200,000.

9. Net Capital

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2006, the Company had net capital of $996,310, which is in excess of the minimum net capital of $424,949 and the Company's aggregate indebtedness to net capital ratio was 6.4 to 1. For the year ended December 31, 2005, the Company had net capital of $241,356, which was in excess of the minimum net capital of $49,648 and the Company's aggregate indebtedness to net capital ratio was 3.1 to 1.

10. SEC Reporting Requirements

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

11. Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2006 and 2005

Reconciliation of the Company's computation of net capital included in Part IIA of Form X-17A-5 with net capital reported in footnote 9 consisted of the following as at December 31, 2006 and 2005:

	2006	2005
Net capital as reported in Company's Part II A unaudited FOCUS report	$2,498,091	$ 893,544
Audit adjustments:		
Write off void checks and checks outstanding more than six months	2,500	8,587
Prepaid taxes adjustment	4,105	-
Adjust accounts payable to correct balance	-	17,219
Accrued payroll adjustment	31,258	(11,994)
Accrued expenses adjustment	1,205	(2,000)
Accrued bonus and profit sharing	(1,540,849)	(664,000)
Adjusted net capital	$ 996,310	$ 241,356
Tentative net capital per audited financial statements	$ 996,310	$ 241,356

REVOLUTION PARTNERS, LLC
Income Statement Schedules
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Advisory fees	$13,815,388	$4,804,343
Reimbursed expenses	428,193	115,098
Total Revenue	$14,243,581	$4,919,441
Operating Expenses:		
Bad debt expense	$ 100,481	$ 35,836
Business development	282,307	103,684
Charitable contributions	5,259	2,661
Consulting expense	125,731	36,881
Depreciation	37,760	27,849
Dues and subscriptions	25,356	16,961
Equipment rental	35,888	9,160
Insurance	221,681	154,987
Maintenance	2,829	1,890
Marketing	33,418	10,596
Meals and entertainment	86,746	33,285
Office supplies and expense	159,524	69,496
License and permits	4,058	-
Real estate taxes	248	2,966
Professional services	257,524	142,777
Profit-sharing expense	305,182	206,228
Rent	375,535	238,159
Client reimbursement expense	485,904	216,221
Salaries and wages	9,531,986	1,960,768
Taxes, payroll	212,865	127,064
Telephone	41,938	22,356
Travel	64,056	26,389
Utilities	13,090	8,821
Total Operating Expenses	$12,409,366	$3,455,035
Other Income (Expense):		
Interest income	$ 95,536	$ 9,179
Loss on disposal of equipment	-	(4,319)
Gain on sale of investments	712,914	-
Total Other Income	$ 808,450	$ 4,860

See Independent Auditors' Report

REVOLUTION PARTNERS, LLC
Computation of Net Capital
As at December 31, 2006 and 2005

	2006	2005
Total assets	$8,151,365	$1,462,250
Total liabilities	6,374,236	744,715
Net worth	1,777,129	717,535
Non-allowable assets	780,819	476,179
Tentative net capital	996,310	241,356
Minimum net capital	424,949	49,648
Excess net capital	$ 571,361	$ 191,708

See Independent Auditors' Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Members of
Revolution Partners, LLC
Boston, MA

In planning and performing our audits of the financial statements and supplemental schedules of Revolution Partners, LLC for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 1, 2007

END